UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2025

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
Commission File Number: 001-00123

A.	Full Title of Plan: Brown-Forman Corporation Savings Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

Brown-Forman Corporation
Savings Plan
Plan #006 EIN #61-0143150
Financial Statements
December 31, 2025 and 2024
Supplemental Schedule
December 31, 2025

Brown-Forman Corporation Savings Plan
Index
December 31, 2025 and 2024

Page(s)

Report of Independent Registered Public Accounting Firm	2 - 3

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2025 and 2024	4

Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2025	5

Notes to Financial Statements	6 - 13

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2025	14

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants of the Brown-Forman Corporation
Savings Plan and the Brown-Forman Corporation
Employee Benefits Committee
Louisville, Kentucky 40210-1080

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Brown-Forman Corporation Savings Plan (the "Plan") as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2019.

Houston, Texas
June 24, 2026

Brown-Forman Corporation Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

ASSETS	2025	2024
Investments, at fair value	$608,011,366	$643,733,210
Employer contributions receivable	405,200	578,986
Participant contributions receivable	366,254	518,967
Notes receivable from participants	3,938,636	3,910,109
Net assets available for benefits	$612,721,456	$648,741,272
The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Additions
Contributions
Employer	$10,358,804
Participants	21,006,906
Rollovers	1,594,557
Total contributions	32,960,267
Interest and dividend income on investments	9,511,222
Interest income from notes receivable from participants	310,842
Net appreciation in fair value of investments	71,364,586
Other income	61,362
Total additions	114,208,279
Deductions
Benefits payments	150,010,646
Administrative expenses	249,982
Total deductions	150,260,628
Net decrease before plan transfers	(36,052,349)
Plan transfers, net (Note 1)	32,533
Net assets available for benefits
Beginning of year	648,741,272
End of year	$612,721,456
The accompanying notes are an integral part of the financial statements.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

1.	Description of Plan
The sponsor of the Brown-Forman Corporation Savings Plan (the Plan), Brown-Forman Corporation (the Company or the Sponsor), is a leading producer and marketer of fine quality consumer products in domestic and international markets. The Company's operations include the production, distribution, and marketing of distilled spirits.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document or summary plan description for more complete information.

General

The Plan is a defined contribution plan covering substantially all salaried and non-union hourly employees of the Company as well as salaried and non-union hourly employees of the Company’s subsidiaries. An employee becomes eligible to participate in the Plan on their employment commencement date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was restated in its entirety effective January 1, 2016 and last amended August 1, 2024.

Empower Retirement, LLC (Empower) serves as Recordkeeper and Empower Trust Company, LLC serves as Directed Trustee for the Plan.

Contributions

Employees may contribute to the Plan between 1% and 100% of their compensation. Contributions may be made in pre-tax and/or in Roth (after-tax) dollars. Employee contributions are not to exceed the Section 402(g) Internal Revenue Code (the IRC) limitation for the calendar year of $23,500 and $23,000 for 2025 and 2024, respectively, plus “catch-up” contribution amounts provided for in the IRC. Newly eligible employees and employees who have not completed a salary reduction form are automatically enrolled in the Plan at a 5% of compensation deferral rate unless they indicate a desire not to make contributions or elect to enroll at a different percentage. Rehired employees are also automatically enrolled in the Plan at a 5% deferral rate unless they elect differently. Participants may rollover assets from their former employers’ qualified plans to the Plan provided that the rollover will not jeopardize the tax-exempt status of the Plan or create an adverse tax consequence for the Company.

The Plan allows for Automatic Escalation of participant contributions, which automatically increases participant contributions by 1% of compensation annually up to a maximum of 15%. However, participants can opt out of this feature or set their automatic escalation percentage.

Eligible participants who have attained age 50 before the close of the plan year may make catch-up contributions in an amount of 1% to 100% of the employee’s compensation, subject to the limitations of the IRC. Catch-up contributions are not matched by the Company.

The Company contributes matching contributions in an amount equal to 100% of the participant’s elective deferral for up to 5% of compensation that is deferred. Company matching contributions are made with each payroll period in which there are deferrals by the participant. At the end of the year, the Company may make a true-up match contribution for those participants still employed on December 31.

Participant accounts are credited with the participant contributions and an allocation of (i) the Company's contribution on a per-payroll basis, and (ii) plan earnings daily. Credits for employer contributions are made on a per-payroll basis. Allocations are based on the participants’ contributions, earnings, account balances, or specific participant transactions, as defined in the Plan. The total annual contributions, as defined by the Internal Revenue Service (IRS) and the Plan, credited to a participant’s account in a plan year may not exceed the lesser of (i) $70,000, or (ii) 100% of the participant's compensation in the plan year.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Participants can allocate contributions among various investment options in 1% increments. The Plan currently offers participants several different investment choices, including mutual funds, common collective trust funds, pooled separate accounts, and Brown-Forman Corporation Class B common stock in the Employee Stock Ownership Plan (ESOP) component of the Plan. Effective July 13, 2023, new investments in Brown-Forman Corporation Class B common stock under the ESOP component of the Plan are no longer permitted; dividend reinvestments continue to be allowed.

Vesting

Participants are immediately vested in their employee contributions plus actual earnings thereon. Vesting in the Company's contributions and earnings thereon is 25% per year of service with the Company. After four years of service, participants will become 100% vested in the company contributions account. Participants will become 100% vested in their Company contributions account in case of death, normal retirement, or total and permanent disability while employed.

Withdrawals

Upon termination of service, participants can elect to transfer their vested interest in the Plan to a qualified plan of their new employer, roll over their funds into an Individual Retirement Account (IRA), or receive their vested interest in the Plan. Payments to participants can be made via partial withdrawals, in a lump-sum amount or in the form of installment payments over a period of time not to exceed life expectancy. Withdrawals of investments in Brown-Forman Class B common stock may be taken in the form of Brown-Forman Class B common stock (in kind) or cash. Upon termination of employment, if the total vested account balance is $7,000 or less, and the participant does not direct otherwise, it will be automatically rolled over into an IRA with Inspira Financial; or, distributed in cash in the case of a participant who has attained normal retirement age (65). In the event of death, participant beneficiaries will receive the vested interest, in a permitted payment form that they elect. Participants may also withdraw their vested interest in the case of financial hardship under guidelines promulgated by the IRS.

Any fully vested participant age 59 1/2 or older, may request an in-service withdrawal.

Notes Receivable from Participants

A participant may borrow a portion of their vested benefit under the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested account balance. Loans must bear a reasonable rate of interest, be secured by the balance in the participant’s account, and be repaid within five years. Interest rates are fixed based on prevailing rates charged by lending institutions. The interest rate for outstanding loans at December 31, 2025 and 2024, ranged from 3.25% to 9.50%. For actively working participants, principal and interest are paid ratably through payroll deductions. In the event of layoff, leave of absence, termination or retirement, loan payments may continue to be made directly to the Trustee/Recordkeeper. Principal and interest paid on participant loans is allocated directly to the applicable participant’s account.

Forfeited Accounts

Forfeited balances of terminated participants' non-vested accounts are used first to reinstate previously forfeited account balances of re-employed participants, if any, and the remaining amounts are used to reduce Company contributions, as defined in the plan document, or may be used to pay administrative expenses of the Plan. The unused remaining balance of forfeitures available to offset future employer contributions and administrative expenses was $519,713 and $690,652 as of December 31, 2025 and 2024, respectively. The employer matching contributions receivable amount reflected in the financial statements as of December 31, 2025, is net of forfeitures totaling $507,801 that were used when the contributions were remitted in 2026. The employer matching contributions receivable amount reflected in the financial statements as of December 31, 2024, is net of forfeitures totaling $698,335 that were used when the contributions were remitted in 2025. The forfeitures used to reduce employer contributions include balances that were forfeited subsequent to year-end but prior to the date the employer contributions were remitted.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Employee Stock Ownership Plan

The Plan includes a participant directed ESOP, which includes Company Class B common stock in the participant’s account and provides participants the option of having cash dividends payable on shares of Company Class B common stock held in the ESOP either paid directly to the participant in cash or reinvested in the ESOP. Effective July 13, 2023, this investment option was frozen to transfers and new contributions. Dividend reinvestment is still permitted.

Transfers to/from Company Sponsored Plan

The Plan permits the transfer of participant account balances to or from another Company sponsored plan as a participant experiences changes in employment status. During 2025, a total of $32,533 (including loan balances of $8,329) of Plan assets was transferred from other Company sponsored plans.

2.	Summary of Significant Accounting Policies
Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or more advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan’s Investment & Funding Committee (the Committee) determines the Plan’s valuation policies utilizing information provided by the investment advisors and Trustee.

The Plan presents in the accompanying statement of changes in net assets available for benefits the net appreciation or depreciation in the value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Registered Investment Companies (mutual funds):
Shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end based on the quoted market value of the fund on the last day of the year. These funds are open-end mutual funds registered with the Securities and Exchange Commission and are deemed to be actively traded. Mutual funds are required to publish their daily NAV and to transact at that price.

Common Stock:
The Brown-Forman Class B common stock is valued at the quoted closing market price on the active market on which the individual securities are traded. The value of a unit reflects the market value of one share of the underlying Sponsor stock.

Collective Trust Funds:
The Plan's interest in collective trust funds is valued at the NAV per unit as determined by the collective trust funds as of the valuation date. They are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. There are no unfunded commitments with respect to these investments. Participant-directed redemptions of these investments have no restrictions, except for the Putnam Stable Value Fund, and may be redeemed daily. For the investments in the Putnam Stable Value Fund, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the funds.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Additionally, Putnam Stable Value Fund redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the Trustee's discretion, to the extent it is determined such actions would disrupt management of the funds. Effective June 5, 2025, the Putnam Stable Value Fund was removed as an investment option and replaced with the Putnam Stable Value Fund SA (see below).

Pooled Separate Accounts:
The Plan's interest in pooled separate accounts (PSAs) are valued at the NAV per unit as determined by the pooled separate accounts as of the valuation date. The PSAs are valued on the basis of the relative interest of each participating investor at the fair value of the underlying assets. The NAV is used as a practical expedient to estimate fair value and is based on the value of the underlying investment assets held through sub accounts of a separate account of an insurance company. This practical expedient is not used when it is determined to be probable that the accounts will sell the investment for an amount different than the reported NAV. The investments are redeemable at the adjusted NAV on a daily basis under agreements with the insurance company. There are currently no redemption restrictions or unfunded commitments for these investments, except for the Putnam Stable Value Fund SA, which is an Empower Separate Account. For the investments in the Putnam Stable Value Fund SA, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the funds.

Additionally, Putnam Stable Value Fund SA redemptions made to another investment option by a participant may be made on any business day, provided the exchange is not directed into a competing fund (money market fund or other short-term fixed income funds). Transferred amounts must be held in a non-competing investment option for 90 days before subsequent transfers to a competing fund can occur. The investment may be subject to redemption restrictions, at the Trustee's discretion, to the extent it is determined such actions would disrupt management of the funds.

The Putnam Stable Value Fund SA wholly invests in the Putnam Stable Value Fund collective trust, whose primary objectives are the preservation of principal and the delivery of book value liquidity. The Putnam Stable Value collective trust fund invests in high-quality money market instruments, cash, cash equivalents, security-backed investment contracts, guaranteed investment contracts, and similar contracts issued by insurance companies, banks and other financial institutions.

Notes Receivable from Participants

Notes receivable from participants are valued at the outstanding principal balance plus accrued interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant is taxed on the deemed distribution of the defaulted amount, but the loan balance is not offset until and unless the account is actually distributed.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Payment of Benefits

Benefits are recorded when paid.

Investment Management Fees and Operating Expenses

Investment management fees and operating expenses charged to the Plan for investments in the various funds are deducted from income earned on a daily basis and are reflected as a component of net appreciation (depreciation) in fair value of investments.

Administrative Expenses

Administrative expenses consist primarily of consulting fees, record keeping fees, and certain other administrative expenses. Fees for participant-specific transactions are paid from participant accounts, and other fees are paid out of Plan forfeitures, or by the Company.

On January 1, 2025, a Plan expense account ("ERISA Account") was established to hold float earnings the Plan receives from Empower pursuant to an agreement. Such earnings are presented as other income on the accompanying statement of changes in net assets available for benefits. The amount credited to the ERISA Account is determined on a quarterly basis by Empower. These funds are available to pay qualified Plan administrative expenses. On December 31, 2025, the ERISA Account balance was $14,483. The ERISA Account was used to pay Plan expenses totaling $47,086 for the Plan year ended December 31, 2025.

Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued. Management has evaluated events and transactions occurring after December 31, 2025, and no subsequent events requiring accrual or disclosure have occurred that are not otherwise disclosed herein.

3.	Tax Status
The IRS has determined, and informed the Company by a letter dated September 18, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving that document. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2022.

4.	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

5.	Related Party & Parties-in-Interest Transactions
Parties-in-interest include fiduciaries and employees of the Plan, persons providing services to the Plan, an employer whose employees are covered by the Plan, an employee organization whose members are covered by the Plan, a person who owns 50% or more of the employer, or such organization and relatives of any such persons as listed.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

Plan investments include notes receivable from participants. These investments are also considered party-in-interest transactions.

The Plan invests in units of pooled separate account funds managed by Empower Annuity Insurance Company. Empower Trust Company, LLC, the trustee of the Plan, and Empower Retirement LLC, the recordkeeper of the Plan, are affiliates of Empower Annuity Insurance Company. Therefore, these transactions qualify as party-in-interest transactions.

Plan participants are eligible to maintain their investments in Brown-Forman Corporation Class B common stock that were made prior to the investment option being frozen in July 2023. Effective April 2024, State Street Global Advisors Trust Company was appointed as an ERISA Section 3(38) investment manager and independent fiduciary managing the Brown-Forman Corporation Class B common stock investment. Purchases and sales of $684,016 and $8,246,323, respectively, of Brown-Forman Corporation Class B common stock were made from the ESOP portion of the Plan during the year ended December 31, 2025. The number of these shares held by the Plan was 612,081 and 854,571 as of December 31, 2025 and 2024, respectively. Dividends received from the Plan on this stock totaled approximately $680,000 and realized net losses on sales were approximately $1,762,000 for the Plan year ended December 31, 2025; the fair value of the stock held by the Plan as of that date was $15,950,837.

Participant transaction fees are paid directly by the participant and these transactions are also considered party-in-interest transactions. Certain administrative services are provided by the Sponsor at no cost to the Plan and certain administrative costs incurred by the Plan are paid by the Sponsor.

6.	Fair Value Measurements
The fair values of assets and liabilities are categorized into three levels based upon the assumptions (inputs) used to determine those values. Level 1 provides the most reliable measure of fair value, while Level 3 generally requires significant management judgment.

Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. A description of the valuation methodologies used for assets measured at fair value is included in Note 2. Fair value guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described as follows:

Level 1 - Quoted prices in active markets for identical assets. The Plan’s investments with active markets include its investment in Brown-Forman Corporation Class B common stock, as well as its investments in mutual funds which are reported at fair value utilizing Level 1 inputs. For these investments, quoted current market prices are readily available.

Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets in active markets; quoted prices for identical or similar assets in markets that are not active; or inputs other than quoted prices that are observable, or that are derived principally from or corroborated by observable market data by correlation or other means for substantially the full term of the assets. There are no investments in the Plan that represent a level 2 valuation.

Level 3 - Unobservable inputs (i.e. projections, estimates, interpretations, etc.) that are supported by little or no market activity and that are significant to the fair value of the assets. There are no investments in the Plan that represent a level 3 valuation.

There have been no changes in the valuation methodologies used at December 31, 2025 and 2024.

The valuation methods described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Further, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2025:

	Fair Value Measurements at December 31, 2025
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$223,739,629	$223,739,629	$—	$—
Brown-Forman Corporation Class B common stock	15,950,837	15,950,837	—	—
Total assets in fair value hierarchy	239,690,466	239,690,466	—	—
Investments measured at net asset value (a):
Collective trust funds	301,419,729	—	—	—
Pooled separate accounts	66,901,171	—	—	—
Investments at fair value	$608,011,366	$239,690,466	$—	$—

The following table represents the Plan's fair value hierarchy for its financial assets measured at fair value on a recurring basis as of December 31, 2024:

	Fair Value Measurements at December 31, 2024
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds	$365,225,666	$365,225,666	$—	$—
Brown-Forman Corporation Class B common stock	32,456,610	32,456,610	—	—
Total assets in fair value hierarchy	397,682,276	397,682,276	—	—
Investments measured at net asset value (a):
Collective trust funds	207,823,970	—	—	—
Pooled separate accounts	38,226,964	—	—	—
Investments at fair value	$643,733,210	$397,682,276	$—	$—

(a) In accordance with Financial Accounting Standards Board guidance, investments measured at fair value using NAV as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits. This amount represents investments in collective trust funds and pooled separate accounts which each file a Form 5500 as a direct filing entity. As such, significant investment strategies have not been disclosed for these investments.

Brown-Forman Corporation Savings Plan
Notes to Financial Statements
December 31, 2025 and 2024

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2025 and 2024, to Form 5500:

	2025	2024
Net assets available for benefits per the financial statements	$612,721,456	$648,741,272
Deemed distributed loans	(216,247)	(191,299)
Net assets available for benefits per the Form 5500	$612,505,209	$648,549,973

The following is a reconciliation of the changes in net assets available for benefits per the financial statements for the year ended December 31, 2025, to Form 5500:

2025
Change in net assets available for benefits before plan transfers per the financial statements	$(36,052,349)
Change in deemed distributed loans	(24,948)
Change in net assets available for benefits per the Form 5500	$(36,077,297)

Supplemental Schedule

Brown-Forman Corporation Savings Plan
Plan #006 EIN #61-0143150
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost**	Current Value
Collective Trust Funds
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend Income Fund		$2,128,044
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2025 Fund		10,079,571
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2030 Fund		14,932,248
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2035 Fund		20,464,201
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2040 Fund		28,491,172
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2045 Fund		29,930,216
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2050 Fund		53,877,824
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2055 Fund		14,302,081
JP Morgan Chase Bank, N.A.	SmartRetirement Passive Blend 2060 Fund		9,088,844
Janus Henderson Investors	Enterprise Fund Class III		24,119,732
Vanguard Investments	Russell 1000 Growth Index		94,005,796

Pooled Separate Accounts
*Empower Annuity Insurance Company	Core Plus Bond PGIM Fund		26,348,880
*Empower Annuity Insurance Company	Mid Cap Value Robeco Boston Partners		8,266,778
*Empower Annuity Insurance Company	Putnam Stable Value Fund SA		32,285,513

Mutual Funds
American Funds	International Growth and Income Fund		18,695,521
American Funds	Washington Mutual R6		25,340,474
Fidelity Investments	Extended Market Index		40,583,630
Fidelity Investments	International Index		36,289,977
Fidelity Investments	500 Index		102,830,027

Other
* Brown-Forman Corporation	Class B common stock shares		15,950,837
* Notes receivable from participants	Loans, interest rates of 4.25% – 9.50%, various maturities through December 2030, net of deemed distributions of $216,247		3,722,389
			$611,733,755

*	Party-in-interest to the Plan
**	Cost data has been omitted for the assets listed in the above table as the assets were all participant directed.
See report of independent registered public accounting firm.

SIGNATURES
The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Brown-Forman Corporation Savings Plan
(Name of Plan)

June 24, 2026	/s/ Heather Dunn
Heather Dunn, VP, Director Total Rewards, HR Analytics & Operations Member, Employee Benefits Committee (Plan Administrator)
EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm - Crowe LLP